Paris, December 12, 2011

Via EDGAR

Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re: Compagnie Générale de Géophysique-Veritas (“CGGVeritas”);

Form 20-F for the Fiscal Year ended December 31, 2010 Filed April 21, 2011 (File No. 1-14622)

Dear Ms. Blye:

We are writing in connection with our letter to you dated September 20, 2011 (the “Response Letter”) responding to the Staff’s comment letter dated August 3, 2011 (the “Comment Letter”). In reviewing the Response Letter, we realized that there was more than one way to interpret the request for revenue data from Cuba, Iran, Sudan and Syria (the “Sanctioned Countries”) in the Comment Letter. For the sake of completeness, we are providing you in this letter supplemental information about revenues from the Sanctioned Countries.

Question 3 of the Comment Letter requested that we provide the U.S. dollar amounts of revenues, assets and liabilities associated with our business activities in and other contacts with each of the Sanctioned Countries. Our Response Letter included a table presenting revenues from our operations in the Sanctioned Countries for the three years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011 (see page 8 of the Response Letter). This table was generated based on the location of our client, i.e., it presented revenues from clients that are located in the Sanctioned Countries. This method for presenting the geographical breakdown of revenues (which we refer to as “by destination”) is the only one we have used in our consolidated financial statements and annual reports since 2007.

For completeness, we provide below a table presenting revenues from the Sanctioned Countries based on the location where the relevant seismic survey was conducted, regardless of the location of the client (a method that we refer to as “by origin”). Prior to 2007, we presented revenues in our consolidated financial statements and annual reports both by destination and by origin. Due to the anticipated application of IFRS 8 with respect to the presentation of segment information, however, we ceased presenting revenues by origin in 2007. We currently calculate revenues by origin only for internal use, to give us an indication of our market share in various geographical areas.

Compagnie Générale

de Géophysique - Veritas         Tour Maine-Montparnasse - 33, avenue du Maine - 75015 Paris, France

Tél. :	01 64 47 45 00 Société Anonyme au Capital de 60 744 772 € - N° 969 202 241 RCS Paris – Code TVA UE : FR 16 969 202 241 – APE : 7112B

Fax :     01 64 47 34 31        Siége Social : Tour Maine-Montparnasse, 33, avenue du Maine, 75015 Paris, France cggveritas.com

	Year ended December 31,						Six months ended June 30,		Nine months ended September 30,
	2008		2009		2010		2011		2011
	(in U.S.$ thousands, except percentages)
Cuba	16,285	0.46%	4,633	0.15%	27,923	0.95%	33,583	2.37%	58,533	2.70%
Iran	227	0.01%	342	0.01%	0	0.00%	0	0.00%	0	0.00%
Sudan	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Syria	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%

Total Sanctioned Countries	16,512	0.47%	4,975	0.17%	27,923	0.95%	33,583	2.37%	58,533	2.70%

Total Group Revenues	3,513,375	100.0%	3,014,820	100.0%	2,951,235	100.0%	1,419,525	100.0%	2,167,560	100.0%

Note:—

Dollar amounts represent euro amounts converted at the exchange rate of US$1.350 per € used by CGGVeritas in preparing its balance sheet as of September 30, 2011.

Our revenues from the Sanctioned Countries by destination for the nine months ended September 30, 2011 (which were not included in the Response Letter because they were not yet available) were U.S.$4,305 thousand in Cuba (0.20% of total group revenues), U.S.$8 thousand in Iran (0.00% of total group revenues), U.S.$397 thousand in Sudan (0.02% of total group revenues), and U.S.$1,084 thousand in Syria (0.05% of total group revenues).

Revenues from Cuba during the interim periods in 2011 were higher when measured by origin than when measured by destination. The reason for this discrepancy is that we performed seismic surveys in Cuba during 2011 on behalf of a client located outside of Cuba, which generated revenues from Cuba by origin but not by destination. During 2008, 2009 and 2010, our work in Cuba was on behalf of a Cuban client, so there was little difference between revenues from Cuba measured by origin and by destination.

The assets and liabilities tables contained on pages 8 and 9 of the Response Letter are not affected by the presentation issue discussed above.

Although the measurement of revenues from the Sanctioned Countries by origin shows them to be higher than the measurement by destination for the interim periods in 2011, we continue to believe that our business activities and other contacts with the Sanctioned Countries are not material in either a quantitative or qualitative sense.

Our revenues, assets and liabilities from the Sanctioned Countries, whether measured by destination or by origin, are not material, either individually or collectively, by any of the quantitative benchmarks used by the Commission to determine what constitutes material information for investors. In addition, revenues, assets and liabilities related to the Sanctioned Countries are significantly less than the amounts that we derive from other countries where we do not, pursuant to our general disclosure policies and the presentation of our business to investors, disclose or describe revenues or activities on a country-by-country basis.

Our consideration of the qualitative factors in assessing the materiality of our activities with the Sanctioned Countries and their potential impact on our reputation and share value remain as they were set out in our Response Letter.

*      *      *

Should you have any questions or comments regarding the foregoing, please contact Luis Roth of Linklaters LLP in Paris, France (+331 5643 5842 or luis.roth@linklaters.com).

Yours sincerely,

/s/ Beatrice Place-Faget

Beatrice Place-Faget

Group General Counsel

cc:	Pradip Bhaumik, U.S. Securities and Exchange Commission
Roger Schwall, U.S. Securities and Exchange Commission
Stéphane-Paul Frydman, Compagnie Générale de Géophysique-Veritas
Luis Roth, Linklaters LLP
Tom O’Neill, Linklaters LLP